Samfine Creation Holdings Group Limited

September 26, 2024

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C., 20549

Re:	Samfine Creation Holdings Group Limited
Registration Statement on Form F-1, as amended (File No. 333-275498)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Samfine Creation Holdings Group Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the “Registration Statement”) be accelerated and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on September 30, 2024, or as soon thereafter as practicable.

Very truly yours,

Samfine Creation Holdings Group Limited

By:	/s/ Wing Wah Cheng, Wayne
Name:	Wing Wah Cheng, Wayne
Title:	Chief Executive Officer, Director and Chairman

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC